

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 20, 2010

Wei-Rur Chen
ColorStars Group
10F, No. 566 Jung Jeng Rd.
Sindian City, Taipei County 231
Taiwan, R.O.C.

> **Re:** **ColorStars Group**
> **Registration Statement on Form 10-12G/A**
> **Filed December 7, 2010**
> **File No. 000-54107**

Dear Mr. Chen:

We have reviewed your supplemental response letter dated December 7, 2010 as well as the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Information, page 20

1. Please include disclosure within this section explaining your reasons for acquiring controlling interests in Fin-Core and Jun Yee in 2009 and then disposing of these interests in July and November 2010. Explain how the loss of the consolidated revenues from these entities will cause your future results of operations to differ from historical results.

Liquidity and Capital Resources, page 20

2. We note your response to comment four in our letter dated November 15, 2010. Based on your response, it appears that the disposition of your interest in Jun Yee will have a material impact on your financial condition. However, this is not clear

from your disclosure. Please revise this section to discuss how the disposition impacts your liquidity and capital resources and debt position.

3.   Please provide a more detailed discussion of cash provided by and used in investing activities in 2010. For example, discuss the impact of your sale of your 30% interest in Fin-Core for $427,000 in cash in July 2010 and your offsetting investment activities during the nine months of 2010, such as your additional investment in Fin-Core in July 2010.

Certain Relationships and Related Transactions, and Director Independence, page 35

4.   We note your response to comment 10 in our letter dated November 15, 2010. However, we still do not understand how your purchases of securities in Anteya and Fin-Core from your CEO and his wife can be arm's length transactions with no conflicts of interest. Please explain.

Notes to the Consolidated Financial Statements for the fiscal years ended December 31, 2008 and December 31, 2009

Note 7 – Long term investment

5.   We note your response to comment 29 from our prior comment letter dated September 28, 2010. Please tell us in detail how the company came to an agreement on the value of the shares acquired; particularly for the shares acquired on January 6, 2008 and January 10, 2008. Tell us what methodology was used to value the shares and explain the 83% decline in value between January 6, 2008 and January 10, 2008. Given the company and Anteya have the same President, it appears the significant dilution of shares as a result of the January 10, 2008 transaction would or should have been considered in the negotiation of the purchase on January 6, 2008. If a portion of the amount paid to Mr. Wei-Rur Chen and/or his wife was for another purpose, such as compensation, then you should account for it as such rather than as part of the cost of the investment.

Notes to Consolidated Financial Statements for the fiscal quarter ended September 30, 2010

Note 5 – Long term investment

6.   We note your response to comment 12 from our comment letter dated November 15, 2010, however we continue to find the presentation of your equity method investments confusing. Please revise your table to separately identify each of your equity method investments and correct your line-item descriptions.

7. Further, you include a provision for impairment in the table without any identification as to what investment or period it applies to. Please revise to clarify and consider only including this line item in the period in which the impairment is taken and adjusting the carrying value going forward. Also expand your disclosure to explain the reasons the $260,000 impairment was taken in 2008 and why the impairment was necessary, particularly considering the investment was made during that same year.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: H. Grady Thrasher, IV, Esq.
        Joyce, Thrasher, Kaiser & Liss, LLC
        Via facsimile: (404) 760-0225